Citigroup Managed Futures LLC
                         55 East 59th Street, 10th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated August 31, 2008 to the Partnership's prospectus dated April 30, 2008.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                   August 2008

The net asset value for Citigroup Diversified Futures Fund L.P. was $1,083.08 per unit at the end of August, down 0.5% for the month and up 7.6% year to date.

The stronger than expected growth in the country-regionplaceU.S. in a weakened global market suggests a high level of market uncertainty. The decline in the commodity markets, supported by a strengthened U.S. dollar, triggered a difficult trading environment for financial as well as commodity markets.
Profits were earned primarily from trading in Japanese government bonds as prices rallied due to fears that the Japanese economy is falling back into recession. country-regionplaceU.S. bonds also rallied for the month, providing lift to the Fund. In metals markets, gains were realized from short positions in silver as prices declined over twenty percent for the month. Performance in energy markets was also positive as heating oil prices moved lower along with the rest of the petroleum complex, resulting in profits from its short positions.

Losses were realized in grains markets as soybean and corn prices rallied on expectations that the USDA crop report would show lower yield as a result of drier and hotter than normal conditions in August. In indices markets, equity prices found some support from declining commodity markets but were counteracted by continued concerns over mortgage related losses among financial institutions. Losses were recorded from trading in global equity indices.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                            For the Period August 1,
                             Through August 31, 2008

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      ---------
Realized losses from trading          $(20,066,456)     (2.32)%
Change in unrealized gains/losses
     from trading                       21,101,237       2.44
                                       -----------      -----
                                         1,034,781       0.12
Less, Brokerage commissions
     and clearing fees ($155,968)        4,269,612       0.49
                                       -----------      -----
Net realized and unrealized losses      (3,234,831)     (0.37)
Interest Income                            964,096       0.11
                                       -----------      -----
                                        (2,270,735)     (0.26)
                                       -----------      -----
Less, Expenses:
     Management fees                     1,403,453       0.16
     Incentive fees                        842,474       0.10
     Other expenses                        177,732       0.02
                                       -----------      -----
                                         2,423,659       0.28
                                       -----------      -----
Net loss                                (4,694,394)     (0.54)%
                                                         ====

Additions (16,485.9082 L.P. units
at July 31, 2008 net asset
value per unit of $1,088.93)            17,952,000
Redemptions (14,939.6825 L.P. units
at August 31, 2008 net asset
value per unit of $1,083.08)           (16,180,871)
                                       -----------
Decrease in net assets                  (2,923,265)
Net assets, July 31, 2008              857,120,392
                                       -----------
Net assets, August 31, 2008           $854,197,127
                                       ===========

Net Asset Value per unit
  ($854,197,127 / 788,670.8535 Units)    $1,083.08
                                          ========


To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: Jennifer Magro
    Chief Financial Officer and Director
    Citigroup Managed Futures LLC
    General Partner, Citigroup
    Diversified Futures Fund L.P.